

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number **1-8841**

FPL Energy Operating Services, Inc.
Employee Thrift Plan
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

**700 Universe Boulevard
Juno Beach, Florida 33408**
(Address of principal executive office)

INDEPENDENT AUDITORS' REPORT

EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the FPL Energy Operating Services, Inc. Employee Thrift Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants
Miami, Florida
June 21, 2002

FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Accrued interest receivable - Leveraged ESOP Account	$ 4	$ 23
General investments	8,105,333	8,674,153
Employer securities, at fair value:		
Employer securities held in the Master Trust	1,781,385	1,445,049
Leveraged ESOP employer securities	2,416,589	2,956,414
Total employer securities	4,197,974	4,401,463
Total	12,303,311	13,075,639
LIABILITIES		
Interest payable - Leveraged ESOP Account	5,677	5,401
Acquisition indebtedness of Leveraged ESOP	1,768,249	1,671,940
Total	1,773,926	1,677,341
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,529,385	$ 11,398,298

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2001
INCOME		
Contributions:		
Received from Members	$ 1,506,655	
Noncash contributions (from employer)	585,052	
Total contributions		$ 2,091,707
Earnings on investments:		
Interest:		
Interest-bearing cash	19,600	
Other loans (Member loans)	58,706	
Total interest		78,306
Common stock dividends		60,756
Net appreciation (depreciation) in fair value of investments:		
Master trust	(294,880)	
Registered investment companies	(1,096,462)	
Total net depreciation in fair value of investments		(1,391,342)
Total		839,427
EXPENSES		
Benefit payments to Members or beneficiaries		987,101
Administrative expenses		2,441
Total		989,542
NET LOSS		(150,115)
TRANSFERS		
Transfers from the Plan - net	(82,369)	
Effect of current year Leveraged ESOP activity	(636,429)	
Total transfers from the Plan		(718,798)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		11,398,298
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$ 10,529,385

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2001

1. Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Energy Operating Services, Inc. Employee Thrift Plan (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group) has been designated as an employee stock ownership plan. Participation in the Plan is voluntary. Employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with FPL Energy Operating Services, Inc. (Company) or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 2001 to a maximum of $10,500 per Member. Under the new tax laws in effect as of January 1, 2002, the limitation on Tax Saver Contributions was increased to $11,000 and an additional $1,000 for each year thereafter through 2006. In addition, individuals age 50 or older who contribute the maximum allowable under the Plan have the option of contributing up to an additional $1,000 in Tax Saver Contributions for 2002. This catch-up amount increases an additional $1,000 for each year between 2003-06.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

Commencing January 1, 2002, the Company will have in place a Dividend Payout Program which enables Members to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP will not qualify under this program. The options available to Members will include reinvestment of dividends in Common Stock or distribution of dividends in cash.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100 percent vested in their accounts.

Contributions, Loans and Withdrawals

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations. As a result of the new income tax laws in effect as of January 1, 2002, the total maximum contributions to the Plan has been increased to 20% (with supplemental contributions increasing to a maximum of 13%).

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company matching contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a wide variety of mutual funds. The core funds are comprised of eleven “mix your own” investment options and three “pre-mixed” investment strategies. The “mix your own” investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The “pre-mixed” investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At December 31, 2001, the number of Members contributing to the Plan was 530. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Member's account, whichever is less. The vested portion of a Member's account will be pledged as security for the loan. The rate of interest for loans is determined taking into account prime rate at the time of origination. The interest rate for Member loans is fixed and ranged from 6% to 11.75% for loans outstanding at December 31, 2001.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or the FPL Bargaining Plan. The majority of transfers arise as a result of Members transferring their employment between the Company and other FPL Group subsidiaries.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Members are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2001, the contract value and fair value of investment contracts were $589,000 and $605,000, respectively. At December 31, 2000, the contract value and fair value of investment contracts were $419,000 and $421,000, respectively. The average yield for the portfolio of investment contracts was 5.69% and 6.23% for 2001 and 2000, respectively. The crediting interest rate at December 31, 2001 and 2000 was 5.29% and 6.10%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2. Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the FPL Bargaining Plan and the Group Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Members under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of members under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans are presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Group Plan	The FPL Bargaining Plan	The Plan
Allocation percentage	100.0%	70.9%	28.5%	0.6%
Accrued interest	$ 662	$ 469	$ 189	$ 4
Employer securities	393,389,107	278,867,244	112,105,274	2,416,589
Total assets	393,389,769	278,867,713	112,105,463	2,416,593
Interest payable	924,115	655,090	263,348	5,677
Acquisition indebtedness	287,847,870	204,050,750	82,028,871	1,768,249
Total liabilities	288,771,985	204,705,840	82,292,219	1,773,926
Net assets at December 31, 2001	$ 104,617,784	$ 74,161,873	$ 29,813,244	$ 642,667
Contributions received from employer	$ 22,191,545			
Interest income	7,950			
Dividends	16,222,888			
Net depreciation in fair value of investments	(114,264,130)			
Total	(75,841,747)			
Interest expense	29,115,173			
Net loss	(104,956,920)	$ (74,402,283)	$ (29,909,887)	$ (644,750)
Allocation of shares to plans	(23,072,805)	(16,104,151)	(6,383,602)	(585,052)
Transfers to (from) the plan	-	423,354	(1,016,727)	593,373
Effect of current year leveraged ESOP activity on net assets	(128,029,725)	(90,083,080)	(37,310,216)	(636,429)
Net assets at December 31, 2000	232,647,509	164,244,953	67,123,460	1,279,096
Net assets at December 31, 2001	$ 104,617,784	$ 74,161,873	$ 29,813,244	$ 642,667

3. Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the FPL Bargaining Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of members under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of members under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of members under the plans. In 2001, dividends received from shares held by the Leveraged ESOP Account and shares allocated to accounts of members under the plans totaled approximately $16,223,000 and $6,999,000, respectively. Cash contributed in 2001 by FPL Group for the debt service shortfall totaled approximately $22,192,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of members under the plans for debt service. During 2001, 519,445 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2002 - $4,451,600; 2003 - $5,023,600; 2004 - $5,604,600; 2005 - $6,200,000; 2006 - $8,408,000 and thereafter - $258,160,670.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4. Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2001, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5. Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,	
	2001	2000
Dreyfus Founders Worldwide Growth	$ 829,636	$ 1,473,735
Fidelity Fund	653,543	755,203
Fidelity Equity-Income	837,725	851,767
Fidelity Growth Company	441,166	616,605
Fidelity Blue Chip Growth	1,174,471	1,612,227
Fidelity Retirement Government Money Market	605,986	22,027
FPL Managed Income Fund	572,678	535,773
FPL Group Stock Fund [1]	742,928	820,400
FPL Group Stock LESOP Fund [2]	1,052,466	629,715
Loans to Members	821,156	833,222

(1) Includes short-term investments of $5,631 and $190 at December 31, 2001 and 2000, respectively, to provide liquidity.
(2) Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $8,378 and $4,876 at December 31, 2001 and 2000, respectively, to provide liquidity.

6. Income Taxes

In August 2001, the Plan received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective April 12, 2000, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Members. In 2002, the tax laws were changed to expand the deductibility of dividends on Common Stock to include all dividends, whether distributed or reinvested in Common Stock, as long as all Members are given the option to receive a distribution in cash.

Company contributions to the Plan on a Member's behalf, Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7. Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan Members. Trustee's fees and expenses are paid by FPL Energy, LLC (which may charge the Company) and, therefore, are not reflected in the financial statements.

8. Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the FPL Bargaining Plan and the Group Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.

	Percent of Interest in Master Trust December 31,	
	2001	2000
FPL MANAGED INCOME PORTFOLIO		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	76.9%	78.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	22.9%	21.6%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.2%	0.2%
CONSERVATIVE INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	77.1%	80.6%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	22.0%	19.4%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.9%	0.0%
MODERATE GROWTH INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	74.8%	74.5%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	25.2%	25.5%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.0%	0.0%
LONG-TERM GROWTH INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	71.1%	71.7%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	28.9%	28.3%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.0%	0.0%

FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

	Percent of Interest in Master Trust December 31,	
	2001	2000
FPL GROUP STOCK FUND		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	67.1%	67.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	32.7%	32.4%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.2%	0.2%
FPL GROUP STOCK LESOP FUND		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	71.4%	71.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	28.0%	28.3%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.6%	0.3%

FPL MANAGED INCOME PORTFOLIO

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
General investments:		
Value of unallocated insurance and financial institution contracts	$ 258,419,221	$ 221,262,195
Total	258,419,221	221,262,195
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 258,419,221	$ 221,262,195

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
INCOME	
Contributions received from Members	$ 5,811,437
Earnings on investments:	
Interest	13,267,652
Total	19,079,089
EXPENSES	
Benefit payments to Members or beneficiaries	24,145,916
Account maintenance fees	9,688
Total	24,155,604
NET LOSS	(5,076,515)
TRANSFERS	
Transfers into fund	290,887,482
Transfers out of fund	(248,653,941)
Net transfers	42,233,541
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000	221,262,195
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	$ 258,419,221

CONSERVATIVE INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Receivables:		
Income	$ 76,641	$ 84,293
Other	47,100	-
Total receivables	123,741	84,293
General investments:		
Value of unallocated insurance and financial institution contracts	10,675,074	10,241,252
Mutual funds	10,533,453	9,312,247
Total general investments	21,208,527	19,553,499
Total	21,332,268	19,637,792
LIABILITIES	128	109
NET ASSETS AVAILABLE FOR BENEFITS	$ 21,332,140	$ 19,637,683

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
INCOME	
Contributions received from Members	$ 658,592
Earnings on investments:	
Interest	597,517
Dividends	371,839
Net depreciation in fair value of investments	(321,613)
Total	1,306,335
EXPENSES	
Benefit payments to Members or beneficiaries	923,943
Account maintenance fees	1,233
Total	925,176
NET INCOME	381,159
TRANSFERS	
Transfers into fund	6,480,959
Transfers out of fund	(5,167,661)
Net transfers	1,313,298
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000	19,637,683
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	$ 21,332,140

MODERATE GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Receivables:		
Income	$ 179,402	$ 271,624
Other	25	58,253
Total receivables	179,427	329,877
General investments:		
Value of unallocated insurance and financial institution contracts	19,067,064	23,131,741
Mutual funds	57,909,195	63,199,600
Total general investments	76,976,259	86,331,341
Total	77,155,686	86,661,218
LIABILITIES	4,754	561
NET ASSETS AVAILABLE FOR BENEFITS	$ 77,150,932	$ 86,660,657

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
INCOME	
Contributions received from Members	$ 2,549,502
Earnings on investments:	
Interest	1,252,764
Dividends	1,639,950
Net depreciation in fair value of investments	(4,092,783)
Total	1,349,433
EXPENSES	
Benefit payments to Members or beneficiaries	4,080,700
Account maintenance fees	6,298
Total	4,086,998
NET LOSS	(2,737,565)
TRANSFERS	
Transfers into fund	6,413,347
Transfers out of fund	(13,185,507)
Net transfers	(6,772,160)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000	86,660,657
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	$ 77,150,932

LONG-TERM GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Receivables:		
Income	$ 99,017	$ 167,348
Other	-	66,150
Total receivables	99,017	233,498
General investments:		
Value of unallocated insurance and financial institution contracts	8,571,304	11,042,921
Mutual funds	76,627,483	87,877,354
Total general investments	85,198,787	98,920,275
Total	85,297,804	99,153,773
LIABILITIES	101,333	11,465
NET ASSETS AVAILABLE FOR BENEFITS	$ 85,196,471	$ 99,142,308

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
INCOME	
Contributions received from Members	$ 4,699,952
Earnings on investments:	
Interest	580,528
Dividends	1,572,000
Net depreciation in fair value of investments	(9,460,417)
Total	(2,607,937)
EXPENSES	
Benefit payments to Members or beneficiaries	3,030,819
Account maintenance fees	9,397
Total	3,040,216
NET LOSS	(5,648,153)
TRANSFERS	
Transfers into fund	5,727,013
Transfers out of fund	(14,024,697)
Net transfers	(8,297,684)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000	99,142,308
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	$ 85,196,471

FPL GROUP STOCK FUND

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Cash	$ -	$ 2,506,730
Receivables:		
Income	3,978	8,527
Other	372,436	3,978,665
Total receivables	376,414	3,987,192
General investments:		
Money market	2,300,687	92,880
Employer securities	301,110,276	400,536,783
Total	303,787,377	407,123,585
LIABILITIES	1,022,944	2,672,185
NET ASSETS AVAILABLE FOR BENEFITS	$ 302,764,433	$ 404,451,400

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
INCOME	
Contributions received from Members	$ 5,198,303
Earnings on investments:	
Interest	142,391
Dividends	12,244,254
Net depreciation in fair value of investments	(85,198,762)
Total	(67,613,814)
EXPENSES	
Benefit payments to Members or beneficiaries	23,906,653
Account maintenance fees	40,607
Total	23,947,260
NET LOSS	(91,561,074)
TRANSFERS	
Transfers into fund	110,746,876
Transfers out of fund	(120,872,769)
Net transfers	(10,125,893)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000	404,451,400
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	$ 302,764,433

FPL GROUP STOCK LESOP FUND
(nonparticipant-directed)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Receivables:		
Income	$ 2,656	$ 8,121
Other	193,213	426,553
Total receivables	195,869	434,674
General investments:		
Money market	1,484,652	1,684,073
Employer securities	185,018,790	215,800,107
Total	186,699,311	217,918,854
LIABILITIES	108,300	273,505
NET ASSETS AVAILABLE FOR BENEFITS	$ 186,591,011	$ 217,645,349

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
INCOME	
Contributions received from Members	$ 23,072,805
Earnings on investments:	
Interest	71,694
Dividends	6,999,238
Net depreciation in fair value of investments	(46,424,027)
Total	(16,280,290)
EXPENSES	
Benefit payments to Members or beneficiaries	14,942,113
Account maintenance fees	42,992
Total	14,985,105
NET LOSS	(31,265,395)
TRANSFERS	
Transfers into fund	7,053,391
Transfers out of fund	(6,842,334)
Net transfers	211,057
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000	217,645,349
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	$ 186,591,011

FORM 5500: Schedule H, 4i
PLAN YEAR 2001
PLAN #001

FPL ENERGY OPERATING SERVICES, INC. - EIN 65-0471798
FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THIRFT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/01	PRICE 12/31/01	HISTORICAL COST	MARKET VALUE 12/31/01
FIDELITY FUND	22,629.61	$28.88	$865,804.75	$653,543.03
FIDELITY PURITAN	40.634	$17.67	728.92	717.99
FIDELITY GINNIE MAE	7,398.60	$10.86	81,143.66	80,348.80
FIDELITY MAGELLAN	665.895	$104.22	75,694.17	69,399.58
FIDELITY EQUITY INC	17,177.05	$48.77	888,462.89	837,724.81
FIDELITY GROWTH CO	8,289.47	$53.22	646,098.81	441,165.79
FIDELITY INTER BOND	6,559.42	$10.32	68,866.33	67,693.24
FIDELITY CAP & INC	104.042	$6.78	820.85	705.41
FIDELITY VALUE	76.401	$51.51	3,733.64	3,935.42
FIDELITY OTC PORT	694.851	$31.17	30,961.72	21,658.51
FIDELITY OVERSEAS	3,137.88	$27.42	127,618.31	86,040.61
FIDELITY EUROPE	78.057	$24.76	2,483.59	1,932.67
FIDELITY PAC BASIN	43.85	$13.85	772.67	607.31
FIDELITY REAL ESTAT	259.675	$18.52	4,757.47	4,809.18
FIDELITY BALANCED	21,490.36	$14.90	331,149.29	320,206.39
FIDELITY INTL GR&IN	32.049	$18.76	678.57	601.23
FIDELITY CANADA	16.878	$18.97	315.29	320.17
FIDELITY UTILITIES	89.582	$13.49	1,300.28	1,208.45
FIDELITY BLUE CHIP	27,351.45	$42.94	1,578,255.55	1,174,471.39
FID ASSET MANAGER	1,078.73	$15.50	18,034.35	16,720.27
FIDELITY DISC EQUIT	252.801	$22.10	7,579.30	5,586.91
FIDELITY LOW PR STK	770.793	$27.42	20,688.20	21,135.16
SPARTAN 500 INDEX	605.189	$78.89	47,665.47	47,743.37
FIDELITY EQ INC II	2,483.38	$21.03	53,789.16	52,225.38
FID ASSET MGR GROWT	0.899	$14.34	13.17	12.90
FIDELITY AGGR GROWT	3,704.32	$19.02	136,821.40	70,456.10
FIDELITY DIVERS INT	10,980.58	$19.08	261,706.39	209,509.50
FIDELITY DIVD GROWT	730.778	$28.33	22,209.83	20,702.94
FIDELITY NEW MKT IN	19.298	$10.91	210.25	210.54
FIDELITY EXP & MULT	916.816	$16.97	14,941.20	15,558.37
FID FOCUSED STOCK	97.056	$11.76	1,520.20	1,141.38
FID SM CAP INDEPEND	362.981	$16.80	5,817.57	6,098.08
FIDELITY MID-CAP ST	1,556.91	$22.57	38,825.86	35,139.51
FIDELITY CONTRA II	268.187	$10.35	2,869.31	2,775.72
FIDELITY SM CAP STK	23.347	$14.36	303.04	335.25
FIDELITY JAPAN	239.479	$9.10	2,421.14	2,179.26
FIDELITY SE ASIA	28.963	$10.98	315.50	318.02
FIDELITY GR & INC I	1,260.93	$9.23	11,571.58	11,638.37
FID FREEDOM 2000	1.116	$11.52	13.10	12.84
FID FREEDOM 2020	39.577	$12.58	510.30	497.88
FID FREEDOM 2030	71.2	$12.56	1,156.12	894.29
SPTN TOTAL MKT INDE	65.683	$29.56	1,904.91	1,941.59
SPARTAN INTL INDEX	14.436	$24.44	361.29	352.82
FIDELITY FIFTY	5.361	$16.12	86.10	86.42
FIDELITY RET GOVT M	605,985.94	$1.00	605,985.94	605,985.94
SPARTAN US EQ INDEX	2,000.98	$40.64	98,922.50	81,319.87
FIDELITY US BD INDE	146.159	$10.80	1,593.82	1,578.50
FID FREEDOM 2040	1.75	$7.39	12.92	12.93
FPL MANAGED INCOME *	572,678.46	$1.00	572,678.46	572,678.46
INVESCO TOTAL RETUR	3.03	$25.01	75.33	75.78
DOMINI SOCIAL EQUIT	686.9	$27.37	25,665.32	18,800.47
JANUS ADVISER GROWT	31.504	$20.69	604.25	651.82
JANUS ADV CAP APPRE	7.705	$21.31	160.28	164.19
JANUS ADVISER INTL	3.968	$24.54	93.55	97.38
SCUDDER GROWTH & IN	33.652	$21.06	765.49	708.71
AIM BLUE CHIP A	639.365	$12.15	9,394.94	7,768.28
PIMCO TOT RETURN AD	12,934.31	$10.46	130,674.59	135,292.87
BARON GROWTH	606.007	$30.67	18,414.17	18,586.22
BARON ASSET FUND	14.385	$44.46	665.81	639.57
BRANDYWINE FUND	1,914.88	$23.35	59,751.84	44,712.51
UAM/FPA CRESCENT	504.131	$17.19	8,172.21	8,666.01
UAM/RHJ SMALL CAP	888.549	$16.59	14,936.89	14,741.01
PBHG EMERGING GROWT	0.83	$16.01	12.80	13.29
ARIEL FUND	306.291	$37.72	10,927.82	11,553.30
ARIEL APPRECIATION	132.187	$37.02	4,434.23	4,893.55
ARIEL PREMIER BOND	393.167	$10.23	3,994.35	4,022.10
ALGER CAP APPRECIAT	629.924	$12.87	12,048.76	8,107.10
ALGER MID CAP GROWT	2,719.89	$14.87	43,728.38	40,444.73
ALGER SMALL CAP RTM	134.597	$14.98	2,557.02	2,016.27
DREY FNDRS GROWTH F	51.164	$10.53	748.31	538.75
DREY FNDRS WW GRTH	70,788.04	$11.72	1,478,186.78	829,635.86
FKLN SMMIDCAP GRTH	239.738	$31.17	10,639.43	7,472.63
PBHG GROWTH FUND	27.33	$20.36	532.37	556.43
INVESCO DYNAMICS	215.17	$15.93	3,988.77	3,427.66
INVESCO SM CO GROWT	97.623	$12.14	1,773.96	1,185.13

FORM 5500: Schedule H, 4i
PLAN YEAR 2001
PLAN #001

FPL ENERGY OPERATING SERVICES, INC. - EIN 65-0471798
FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THIRFT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/01	PRICE 12/31/01	HISTORICAL COST	MARKET VALUE 12/31/01
INVESCO GROWTH INV	2,379.98	$2.60	10,723.95	6,187.94
JANUS FLEX INCOME	2,243.17	$9.22	20,378.17	20,681.99
TEMPLETON FOREIGN A	122.823	$9.25	1,173.95	1,136.11
DREY FNDRS DISCVRY	1,549.87	$28.45	44,166.51	44,093.88
MSIFT FIXED INC ADV	118.494	$11.62	1,393.86	1,376.90
MSIFT MIDCAP GTH AD	1,562.28	$17.19	46,677.97	26,855.52
MSI SM CO GROWTH B	2,277.01	$9.36	31,211.97	21,312.84
MANAGERS SPECIAL EQ	94.264	$70.60	6,766.58	6,655.04
NB GENESIS TRUST	0.522	$29.11	14.72	15.20
NB MANHATTAN TRUST	2,524.54	$10.28	36,625.45	25,952.25
NB PARTNERS TRUST	16.199	$16.02	274.74	259.51
AIM VALUE A FUND	34.006	$10.87	363.86	369.64
PIMCO CAP APPR ADMI	44.325	$16.34	720.27	724.27
PIMCO HIGH YIELD AD	71.849	$9.36	690.13	672.51
PIMCO LT US GOVT AD	3,881.52	$10.20	41,828.06	39,591.46
STRONG GROWTH FUND	3,726.14	$17.68	116,358.05	65,878.23
STRONG ADV COM STK	54.884	$19.78	1,045.98	1,085.61
STRONG LG CAP GROWT	64.678	$23.55	2,231.94	1,523.17
STRONG GOVT SECURIT	39.226	$10.79	428.92	423.24
TEMPLETON GROWTH A	2.776	$18.00	49.78	49.97
TRP EQUITY INCOME	734.074	$23.65	18,181.94	17,360.85
AIM CONSTELLATION A	4.568	$22.10	99.59	100.95
CS STRATEGIC VAL CO	1.933	$13.39	25.43	25.89
RS EMERGING GROWTH	11.389	$32.01	319.83	364.57
TCW GAL SM CAP GR N	185.514	$18.78	3,436.94	3,483.96
TCW GAL AGGR GRTH N	591.361	$12.25	7,112.80	7,244.17
MSI VALUE EQUITY B	1.517	$9.67	14.69	14.67
MANAGERS BOND FUND	0.967	$22.32	21.60	21.58
MANAGERS CAP APPREC	1.568	$29.29	44.78	45.93
TCW GALILEO SEL EQ	418.172	$16.42	6,936.99	6,866.39
CALVERT SO AFRICA A	17.14	$11.33	257.14	194.19
CS SMALL CAP VAL CO	21.807	$20.43	457.07	445.52
FPL CONS INV STRGY *	10,889.70	$18.46	196,396.61	201,023.92
MODERATE GRWTH STRG *	802.23	$23.37	18,169.65	18,748.11
LONG-TERM STRGY *	1,352.82	$24.15	33,786.00	32,670.69
FPL GROUP STOCK *	49,005.84	$15.16	673,404.94	742,928.55
FPL GROUP STK LESOP *	68,833.60	$15.29	1,055,244.87	1,052,465.68
LEVERAGED ESOP EMPLOYER SECURITIES *	42,847.32	$56.40	1,242,572.36	2,416,589.00
PARTICIPANT LOAN BALANCES (6.00% TO 11.75%; MATURING 2002-2006)			821,156.55	821,156.55
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$12,923,887.43	$12,303,306.62

*PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002

FPL Energy Operating Services, Inc.
Employee Thrift Plan
_____
(Name of Plan)

By: _____ROBERT H. ESCOTO_____
Robert H. Escoto
Vice President, Human Resources of FPL Energy, LLC

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-82588 on Form S-8 of FPL Group, Inc. of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of FPL the Energy Operating Services, Inc. Employee Thrift Plan for the year ended December 31, 2001.

DELOITTE & TOUCHE LLP

Miami, Florida
June 27, 2002